 October 29, 2021

Via Edgar Only

Ryan Lichtenfels

Division of Corporate Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	BioHiTech Global, Inc.
Registration Statement on Form S-1
Filed on October 22, 2021
File No. 333-260433

Dear Mr. Lichtenfels:

Please be advised that the undersigned is the duly elected Chief Financial Officer of BioHiTech Global, Inc. (the "Registrant").

Having been advised that the Commission has not and will not review our Registrant's Registration Statement on Form S-1 (File No. 333-260433) filed on October 22, 2021 and in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Wednesday, November 3, 2021 at 10:00 a.m., or as soon thereafter as practicable.

The Registrant hereby acknowledges that :

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Brian C. Essman

Brian C. Essman,

Chief Financial Officer